Exhibit 99.1

TD Bank Financial Group Announces Appointment of Mike Pedersen
As Group Head, Corporate Operations

TORONTO, ON - June 5, 2007 - Further to an announcement from TD AMERITRADE Holding Corporation earlier today that Fred Tomczyk will be leaving TD Bank Financial Group (TDBFG) to join TD AMERITRADE, TD today announced the appointment of Mike Pedersen as Group Head, Corporate Operations, effective July 16, 2007.

“Mike has an excellent record in his more than 18 years in the financial services sector, both in Canada and internationally.  His ability to get things done in the businesses that he has led and his proven ability to deliver results makes him a valuable addition to TD’s Senior Executive Team,” said Ed Clark, President and Chief Executive Officer, TDBFG.

Mr. Pedersen brings extensive business and leadership skills to his new role where he will be responsible for Corporate Services, Corporate and Public Affairs, Technology Solutions, Marketing and Economics.  He will report to Ed Clark.

Mr. Pedersen comes to TDBFG from Barclays in the UK where he was responsible for their global private banking business and two other international businesses.  Prior to Barclays, Mr. Pedersen served in a number of executive capacities at a major Canadian bank.  His previous positions included Senior Executive Vice President, Retail and Small Business Banking and Executive Vice President, Branch Banking.

He graduated from the University of British Columbia in 1984 with a Bachelor of Commerce degree and obtained his Masters of Industrial Relations from the University of Toronto in 1988.

Mr. Pedersen is a past Chairman of the Canadian Bankers Association, has held several leadership positions with charitable organizations and was a Recipient of Canada’s Top 40 Under 40 award in 1998.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$397 billion in assets, as of April 30, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information, please contact:

Neil Parmenter
TDBFG Corporate Communications
416-982-4285